Filed pursuant to Rule 433

Registration Statement No. 333-169290

Above: Our property in Orange City, Iowa

3,000,000 shares of Senior Common Stock at $15.00 per share 7% Annual Distribution Rate*

OUR MISSION: PROVIDE STEADY MONTHLY DISTRIBUTIONS TO STOCKHOLDERS

We are a REIT that owns commercial, industrial, office and medical properties that are leased to single tenants on a net basis. www.gladstonecommercial.info

RISK FACTORS: An investment in shares of Senior Common Stock involves substantial risks. You should carefully consider, among other matters, the risk factors summarized on page 5 of this brochure and delineated in the section “Risk Factors” of the prospectus supplement and in our most recent Annual Report on Form 10-K before deciding whether an investment in shares of Senior Common Stock is suitable for you.

Gladstone Commercial Corporation has filed a registration statement on Form S-3 (including a prospectus and a prospectus supplement) with the SEC for the offering to which this material relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement, a copy of which should have accompanied or preceded this material, and other documents Gladstone Commercial has filed with the SEC for more complete information about Gladstone Commercial and this offering. You may also obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or by visiting the website for this offering at www.gladstonecommercial.info. Alternatively, Gladstone Commercial, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Gladstone Securities, LLC, 1521 Westbranch Drive, Suite 200, McLean, VA 22102; Attention: Investor Relations or by calling 1 (703) 287-5900.

This communication is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. The offering to which this communication relates is made only by the prospectus and prospectus supplement. This sales and advertising literature must be read in conjunction with the prospectus and prospectus supplement in order to fully understand all of the implications and risks of the offering of securities to which they relate. This material must be preceded or accompanied by a Gladstone Commercial Corporation Prospectus and Gladstone Commercial Corporation Senior Common Stock Prospectus Supplement.

*Please note: distributions are not guaranteed.

TERMS OF SENIOR COMMON STOCK OFFERING

ISSUER Gladstone Commercial Corporation

OFFERING SIZE & PRICE 3,000,000 shares, plus 500,000 for distribution reinvestment, at $15.00 per share

OFFERING STRUCTURE Registered, non-listed Senior Common Stock issued by a publicly traded REIT

RANKING Distribution payment preference over Listed Common Stock (NASDAQ: GOOD), but subordinate to Preferred Stock (NASDAQ: GOODO & GOODP)

OBJECTIVE Provide monthly dividends over a five year holding period; however dividends are not guaranteed

MINIMUM INVESTMENT 200 shares ($3,000); Available to all investors

CLOSINGS Two randomly selected closings per month to occur once between the 1st and 15th of each month and once between the 16th and last day of each month

DIVIDENDS 7.00% per share per annum, declared daily and paid monthly (dividend obligations are cumulative from the date of original investment). Please note: dividends are not guaranteed.

INITIAL LIQUIDITY FROM After one year holding period, quarterly repurchase of shares of Senior Common Stock, at $13.80 SHARE REDEMPTION per share, from cash proceeds generated by the distribution reinvestment plan

PROGRAM(1)

CONVERSION LIQUIDITY Exchangeable for Listed Common Stock (NASDAQ: GOOD) anytime after five years from the date of OPTION original purchase

DIVIDEND REINVESTMENT(1) Investors may elect to reinvest their dividends and purchase additional shares at $15.00 per share

CALL PROTECTION Callable at $15.30 per share five years after the end of the offering period, but may be converted to Listed Common Stock before the call

FEES & EXPENSES If Gladstone Commercial sells 3,000,000 shares of Senior Common Stock in the primary offering, 11% of the proceeds will be used to pay sales commissions, dealer manager fees, and other offering expenses

Gladstone Commercial pays its affiliated investment adviser (i) an advisory fee of 2% of total stockholders’ equity less the value of any outstanding preferred shares, and (ii) a performance-based incentive fee

INFORMATION & TAX Quarterly stockholder conference calls by Gladstone Commercial’s management REPORTING Quarterly, annual, and periodic stockholder statements (Forms 10-Q, 10-K, and 8-K)

Quarterly share valuation published on the offering website, www.gladstonecommercial.info, beginning 18 months after the completion of this offering

Tax reporting: Form 1099

(1)The Distribution Reinvestment Plan and Share Redemption Program may be amended, suspended or terminated at any time without stockholder approval.

Consult the Prospectus and Prospectus Supplement accompanying this brochure for more information regarding the offering.

HIGHLIGHTS

Dividend Priority: Senior Common Stock dividends are paid before Listed Common Stock (NASDAQ: GOOD) dividends

Cumulative Dividends: If not paid, Senior Common Stock dividends are cumulative and must be paid before Listed Common Stock dividends

5 Year Conversion Option: After five years, Senior Common Stock is convertible to Listed Common Stock

Transparency: Senior Common Stock is a non-traded equity security that is part of a REIT whose Listed Common Stock trades on NASDAQ under the symbol “GOOD.” Gladstone Commercial files annual, quarterly, and periodic reports, proxy statements and other information with the SEC, issues press releases, conducts quarterly earnings calls with stockholders and has a full-scale investor relations department that utilizes a publicly-available investor relations website

Existing Portfolio of Properties: Gladstone Commercial already owns a well diversified portfolio of 66 properties that comprise approximately 6.9 million square feet with total gross and net investments in these properties of approximately $447 million and $381 million, respectively

Diversification: Existing property portfolio is geographically diversified in 21 states and diversified by property type and across 17 distinct tenant industries

Stewardship: The experienced management team at The Gladstone Companies utilizes a disciplined approach to investing and believes that each investment should have a tangible cash payment to its holder

The information on this page is accurate as of May 2, 2011. Past performance is not indicative of future results.

Senior Common Stock

Common Stock

GLADSTONE COMMERCIAL PERFORMANCE

Key Performance Data

66 properties in the portfolio with a total gross investment of approximately $447 million

Distributions paid on shares of our Listed Common Stock (NASDAQ: GOOD) was

$12.9 million for the year ended December 31, 2010

Never missed or reduced dividend payment since inception in 2003

Very experienced senior management team in fund management

Additional information about Gladstone Commercial in our annual report. To request, please call (866) 366-5745 or visit our website, www.gladstonecommercial.info

The information on this page is accurate as of May 2, 2011. Past performance is not indicative of future results.

Gladstone Commercial Corporation Investor Relations 1521 Westbranch Drive McLean, VA 22102 (703) 287-5893 Listed Common Stock (NASDAQ: GOOD) Preferred Stock (NASDAQ: GOODO and GOODP)

RISK FACTORS

An investment in shares of Senior Common Stock involves substantial risks. You should purchase our securities only if you can afford a complete loss of your investment. Please read and consider the risk factors in the prospectus supplement and prospectus before purchasing any securities. The most significant risk factors include the following:

Risks Relating to Our Senior Common Stock and this Offering:

There is no established public trading market for shares of Senior Common Stock, and we have no plans to list these shares on a national securities exchange.

We established the offering price of shares of Senior Common Stock on an arbitrary basis, and, as a result, the actual value of your investment may be substantially less than what you pay.

The calculation of the Exchange Ratio could result in a deterrent to your exchanging shares of Senior Common Stock for shares of Listed Common Stock if shares of Listed Common Stock are trading at lower levels at the time that you desire to exchange your shares.

Your ability to redeem shares of Senior Common Stock pursuant to our share redemption program is limited to the proceeds generated by our distribution reinvestment plan, and the share redemption program may be amended, suspended or terminated by our Board at any time without stockholder approval.

If you do not agree with the decisions of our Board, then you will not be able to influence changes in our policies and operations because holders of shares of Senior Common Stock will generally have no voting rights.

Our charter contains restrictions on the ownership and transfer of shares of our capital stock, and these restrictions may inhibit your ability to sell your shares of Senior Common Stock promptly, or at all.

Our Dealer Manager is one of our affiliates, and, therefore, an investor in shares of Senior Common Stock would not have the benefit of an independent underwriter who has performed an independent due diligence review.

Highly leveraged tenants and borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to holders of our Senior Common Stock.

Risks Relating to Our Company and Our Operations:

Our business strategy relies heavily on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions to stockholders, risks associated with balloon payments, and risk of loss of our equity upon foreclosure.

We are subject to certain risks associated with real estate ownership and lending which could reduce the value of our investments, including but not limited to, changes in the general economic climate; changes in local conditions such as an oversupply of space or reduction in demand for real estate; changes in interest rates and the availability of financing; competition from other available space; and changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

Our properties may be subject to impairment charges, which could adversely affect our results of operations and FFO.

Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and our properties may include special use and single or multi-tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations which could harm our financial condition and ability to make distributions.

Our real estate investments have a limited number of tenants, many of which are small- and medium-sized businesses, and are concentrated in a limited number of industries, which subjects us to an increased risk of significant loss if any one of these tenants is unable to pay or if particular industries experience downturns.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to make distributions to our stockholders.

We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.

We are dependent upon our key management personnel, who are employed by our Adviser, for our future success. The departure of any of our executive officers or key employees could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.

Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

We may have conflicts of interest with our Adviser and other affiliates, including but not limited to the following conflicts: (i) our Adviser may realize substantial compensation on account of its activities on our behalf, and may, therefore, be motivated to approve acquisitions solely on the basis of increasing compensation to itself; (ii) we may experience competition with our affiliates for financing transactions; (iii) our Adviser may earn fee income from our borrowers or tenants; and (iv) our Adviser and other affiliates could compete for the time and services of our officers and directors.

If we fail to qualify as a REIT, our operations and dividends to stockholders would be adversely impacted.

To the extent that our distributions represent a return of capital for tax purposes, you could recognize an increased capital gain upon a subsequent sale of your stock.

OUR COMPANY

Gladstone Commercial Corporation (our Company) was incorporated under the Maryland General Corporation Law on February 14, 2003 primarily for the purpose of investing in and owning net leased industrial and commercial real estate property and selectively making long-term industrial and commercial loans to creditworthy entities. We are a publicly-traded real estate investment trust, or REIT. Our Listed Common Stock is traded on the NASDAQ Global Select Market under the trading symbol “GOOD.”

We lease our real estate to a wide cross section of tenants ranging from small businesses to large public companies, many of which do not have publicly-rated debt. We have in the past entered into, and intend in the future to enter into, purchase agreements for real estate that have triple net leases with terms of 10 to 15 years and built in rental increases. Under a triple net lease, the tenant is required to pay all operating, maintenance, insurance costs and real estate taxes with respect to the leased property.

We actively communicate with buyout funds, real estate brokers and other third parties to locate properties for potential acquisition or mortgage financing in an effort to build our portfolio. We currently own 66 properties located in 21 states that contain approximately 6.9 million rentable square feet.

Our executive offices are located at 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102, and our telephone number is (703) 287-5800.

OUR ADVISER

We are externally advised by our affiliated investment adviser, Gladstone Management Corporation (our Adviser), and have entered into an investment advisory agreement with our Adviser pursuant to which our Adviser is responsible for managing our assets and liabilities, operating our business on a daily basis and identifying, evaluating, negotiating and consummating investment transactions consistent with our investment policies as determined by our Board of Directors. The directors, officers and employees of our Adviser have significant experience in making investments in and lending to businesses of all sizes, including investing in real estate and making mortgage loans.

Please read our prospectus supplement for a more complete description of our company and our Adviser.

RISK FACTORS: An investment in shares of Senior Common Stock involves substantial risks. You should carefully consider, among other matters, the risk factors summarized on page 5 of this brochure and delineated in the section “Risk Factors” of the prospectus supplement and in our most recent Annual Report on Form 10-K before deciding whether an investment in shares of Senior Common Stock is suitable for you.

THE GLADSTONE COMPANIES 1521 Westbranch Drive, Suite 200 McLean, VA 22102 Tel: (703) 287-5800